Filed by Charter One Financial, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Exchange Act File No.: 001-15495
Subject Company: Advance Bancorp, Inc.

CHARTER ONE®
FINANCIAL INC

Salomon Smith Barney
2003 Financial Services Conference

January 28-30, 2003

Forward-Looking Information

This presentation contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Reference is made to Charter One's filings with the SEC, such as the latest annual report on Form 10-K and quarterly reports on Form 10-Q, for information regarding factors that could cause actual results to differ materially from those described in the forward-looking statements.

Disclosure

Charter One Financial, Inc. urges shareholders of Advance Bancorp, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that Charter One Financial will file with the SEC in connection with the proposed merger. The proxy statement/prospectus will contain important information about Charter One Financial, Inc., Advance Bancorp, Inc., the merger, the persons soliciting proxies in the merger and their interests in the merger, and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's website at http:\www.sec.gov. It will also be available for free from Charter One Financial Inc. and Advance Bancorp, Inc. You may direct such a request to either of the following persons:

Ellen Batkie, Senior Vice President	James A. Fitch, Jr.,
Investor Relations Dept.	President and CEO
Charter One Financial, Inc.	Advance Bancorp, Inc.
1215 Superior Avenue	2320 Thorton Road
Cleveland, OH 44114	Lansing, IL 60438
Phone: (800) 262-6301	Phone: (708) 474-1600

In addition to the proposed registration statement and proxy statement/prospectus, Charter One Financial, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Charter One Financial, Inc. at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Charter One Financial, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov

Charter One at a Glance

- Regional bank holding company headquartered in Cleveland, founded in 1934
- 21st largest publicly traded U.S. bank
- Listed on NYSE: "CF"
- Member of S&P 500 Index
- $6.5 B market cap

Charter One at a Glance

- Operates through 461 branches in six states
  - 411 traditional & 50 in-store branches
- Focus on consumer banking niche
- Strong retail banking track record
  - excess asset generator - driving asset mix shift
  - organic deposit growth among best in industry
- Extremely efficient operation
  - 40% efficiency ratio is cornerstone of business plan

CF Retail Profile @ 12/31/02

461 Retail Banking Locations


MI
(104)
IL
(81)
OH
(112)
NY
(128)
VT
(26)
MA
(10)

CF Historical Earnings Growth
Originally Reported Operating EPS

(adjusted for stock splits/dividends thru 9/30/02)



Per Share
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
Compounded annual
earnings growth thru 2003:
10 yr - 11%
5 yr - 11%
$.79
$.95
$1.04
$1.10*
$1.29
$1.43*
$1.61*
$1.81*
$1.89
$2.10
$2.45
$2.69**
*In years with poolings, data is 3 qtrs stand alone, 4th qtr pooled
**First Call estimate
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 Est

Key Operating Results - 4Q02

	4Q02	3Q02	4Q01
EPS	$.63	$.61	$.56
ROA	1.40%	1.46%	1.44%
ROE	19.11%	18.89%	17.67%
ROTE (1)	22.31%	21.70%	20.18%

(1) Return on tangible equity

Key Highlights - 4Q02
Top-Line Revenue

- Net int inc up 7% over 4Q01; 3% over 3Q02
- Gains on sale of $62 M, offset by:
  - $20 M MSR-related items
  - $35 M addition to loan allowance
  - $4 M residual adjustment on turboprops
- Top-line revenue $412 M (excl gains/MSR adj/resid)
  - up 7% over comparable 4Q01; 3% over 3Q02

Key Highlights - 4Q02
Operating Expenses

- G&A, excl merger exp & goodwill, up 3% over 4Q01 & 3Q02
- Efficiency ratio continues among lowest in industry
  - 4Q02 - 39.3%; 3Q02 - 39.9%; 4Q01 - 41.7%
- Adjusting for gains, MSR-related items & residuals:
  - 4Q02 - 42.9%; 3Q02 - 42.7%; 4Q01 - 44.9%

CHARTER ONE FINANCIAL INC

Efficiency Ratio
Cornerstone of Business Plan


58%
48%
38%
57%
51%
50%
49%
42%
46%
45%
45%
43%
42%
40%
CF at 40% vrs. 55% for all Regional/Super Regionals
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

OTHER EXPENSES (EXCL GOODWILL & MERGER CHARGES) DIVIDED BY NET INTEREST INCOME PLUS OTHER INCOME
Originally stated data.

CHARTER ONE FINANCIAL INC

Importance of CF Efficiency Ratio

- Influences financial risk management
  - business model built on lower interest margin
  - translates into less credit risk
  - all risk-based decisions can be conservative
- Influences consumer banking strategy
  - 40 bp in spread covers net expenses
  - tremendous pricing advantage; used to capture households

Key Highlights - 4Q02
Lending

- Strong loan originations

	Total	Non 1-4	%
4Q02	$6.5 B	$3.2 B	47%
3Q02	5.3 B	2.8 B	53%
4Q01	**4.9 B**	**2.1 B**	**43%**

- Mortgage servicing portfolio increased to $16.9 B, up $3 B (22%) in 2002
- 24th largest residential loan originator; 11th largest RETAIL originator*

*1H02, per American Banker 10/18/02

Lending Profile - 12/31/02


1-4
Family
33%
Retail
Consumer
21%
Closed-end 1st 8%
HELOC/2nd 11%
Other 2%
Consumer
Finance
4%
Auto
21%
Commercial Mtg
8%
Corp Bank
5%
Lease
8%

78% consumer/ 22% commercial

Loan Growth
4Q02 & 2002

	12/31/02	Annualized Growth 4Q02	Annualized Growth 2002
1-4*	$8.7 B	(15%)	(14%)
HELOC	2.8 B	17%	38%
Other Cons*	3.7 B	46%	(5%)
Indirect Auto	5.6 B	25%	27%
Comm'l lns & leases	5.7 B	8%	4%
Total portfolio*	$26.5 B	9%	2%

*Net of securitizations: $1.6 B in 4Q02; $6.7 B in all 2002

HELOC Portfolio Growth


($ in billions)
$3.0 B
$1.5 B
$.0 B
$.3 B
$.6 B
$.7 B
$1.0 B
$1.5 B
$2.0 B
$2.8 B
+100%
+17%
+43%
+50%
+33%
+40%
1996
1997
1998
1999
2000
2001
2002

Auto Finance Portfolio


($ in billions)
$6.0 B
$3.0 B
$.0 B
$1.1 B
$1.7 B
$2.1 B
$2.5 B
$3.2 B
$4.4 B
$5.6 B
+55%
+24%
+19%
+28%
+38%
+27%
1996
1997
1998
1999
2000
2001
2002

Auto Finance Portfolio
Credit Quality

- Consistently moved up FICO scores on production since 1/1/01:

	2001	2002
Q1	719	737
Q2	724	739
Q3	731	746
Q4	733	749

- Exited FL market 3/02
  - much higher loss incidence in FL

Auto Finance Credit Profile

Repossessed Units as % of Total Loans



.50%
.30%
.10%
Illustrates post 9/11 build up
.32%
.31%
.24%
.32%
.41%
.31%
.18%
.19%
.17%
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02

Auto Finance Credit Profile
Average Auction Loss ($)



Post 9/11 Impact
$8,000
$7,000
$6,000
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

Auto Finance Net Charge-offs
% of Average Portfolio


2002
1.04%*
1.17%
1.18%
.94%
.80%
.88%
1%
0%
1Q 1.30%
2Q .98%*
3Q 1.02%
4Q .91%
1997
1998
1999
2000
2001
2002

*Excluding impact of NCO policy change in 2Q02

CHARTER ONE® FINANCIAL INC

Overall Credit Profile - 4Q02

	4Q02	3Q02	2Q02
NCO/avg loans (ann)	.38%	.35%	.36%*
NPAs/assets	.44%	.47%	.44%
NPLs/loans	.55%	.58%	.54%
Allowance/NPLs	229%	198%	201%
Allowance/loans	1.24%	1.13%	1.08%
Allowance/NCO (ann)	3.3 yrs	3.3 yrs	3.0 yrs*

*2Q02 excludes $27.3 M resulting from NCO policy change

CHARTER ONE® FINANCIAL INC

Overall Credit Profile - 4Q02

Allocation of Loan Loss Allowance

	4Q02	3Q02	2Q02
Allowance to:			
1-4 loans & closed-end 1sts	.15%	.15%	.15%
Other cons & comm'l loans	1.98%	1.83%	1.72%
Allowance/total loans/leases	1.24%	1.13%	1.08%

Allocate allowance of .15% to 1-4 family & closed-end 1sts, remainder to all other portfolios

Retail Banking Strategy 2003

Buy Build Grow

Retail Banking Strategy 2003
Franchise Growth

- 3-prong approach
  - **Buy** in-fill acquisitions
  - **Build** de novo - both in store & traditional
  - **Grow** same store sales

CHARTER ONE®
FINANCIAL INC

Retail Banking Strategy 2003
Same Store Sales Growth

Grow

- Added $8 B deposits since 12/31/00
- $5.3 B from same store sales growth
- New initiatives will accelerate same store sales in 2003

Key Highlights - Retail Banking 4Q02
Same Store Sales Growth

- Retail banking revenue up 11% over 4Q01

Deposit-related	14%
Retail securities services	(5%)
Other	11%
Retail banking revenue	11%

- Strong core deposit growth - 22% (ann)
  - core up 14% (ann), excl custodial balances

Industry-Leading Deposit Growth
Same Store Sales Growth

	12/31/02	Annualized Growth 4Q02	2002
Checking	$ 9.6 B	48%	23%
MMDA/Svgs	8.2	(4%)	21%
Core	17.8	22%	22%
CDs	9.7	(20%)	(7%)
Total	$27.5 B	7%	10%

CHARTER ONE FINANCIAL INC

Retail Banking Strategy 2003

Buy

- Buy - Advance Bancorp
  - announced 1/16/03
  - 14 branches in Chicago area
  - $600 M assets; $500 M deposits
  - $72 M stock purchase
  - closing 2Q02 or 3Q02

Charter One & Advance IL Branches



Charter One
Advance Bancorp
Zion
Round Lake Beach
Gurnee
Waukegan
McHenry
Woodstock
North Chicago
Libertyville
Mundelein
Crystal Lake
Lake Forest
Cary
Lake Zurich
Vernon Hills
Algonquin
Deerfield
Highland Park
Carpentersville
Palatine
Wheeling
Winnetka
Rolling Meadows
Wilmette
Evanston
Elgin
Streamwood
Schaumburg
Niles
Skokie
Lincolnwood
Bartlett
Roselle
Norridge
St. Charles
Addison
Bensenville
Elmwood Park
Geneva
Carol Stream
Lombard
Maywood
Oak Park
Batavia
Wheaton
Berwyn
Cicero
Chicago
Warrenville
Glen Ellyn
Lisle
Westmont
Hinsdale
Aurora
Naperville
Darien
Burbank
Oak Lawn
Evergreen Park
Woodridge
Palos Hills
Alsip
Blue Island
Michigan City
Romeoville
Crestwood
Dolton
Hammond
Goodings Grove
Oak Forest
Harvey
Gary
Portage
Crest Hill
Markham
Calumet City
Homewood
Munster
Hobart
Lake Station
Joliet
Matteson
Griffith
Park Forest
Dyer
Merrillville
Valparaiso
Richton Park
Crown Point
Morris

Retail Banking Strategy 2003

Growth Through De Novo

Build

- Increasing branch network by 27% thru 2004
  - 125 branches, with 86 in 2003
  - 97 in-stores; 28 traditional banking centers
- Leveraging retail expertise - "taking it on the road"
- Support revenue growth through 2004 & beyond

"De Novo is like dieting.

Everybody says they do it."

American Banker, 12/23/02

CHARTER ONE® FINANCIAL INC

De Novo Track Record

Deposit Growth in De Novo Branches

	Opened during year ended						
	1997	1998	1999	2000	2001	2002	Total
Branches put in service:							
Traditional	0	0	3	1	4	3	11
In-store	4	6	7	3	5	6	31
Total	4	6	10	4	9	9	42
Deposits as of 12/31/02 ($ in millions):							
Traditional	$0	0	102	38	186	14	340
In-Store	$67	174	163	50	85	44	583
	$67	174	265	88	271	58	923

Growth Through De Novo
Branches in Pipeline

TOPS in-stores	61
Other in-stores	46
Traditional	18
	125

CHARTER ONE® FINANCIAL INC

Growth Through De Novo
Planned Expansion by Division

	Total	In-Store	Traditional
IL	15	5	10
OH	27	21	6
MI	17	14	3
WNY	52	48	4
ENY	14	9	5
	125	97	28

Growth Through De Novo
In-store Metrics

- $250 K capital investment
- Breakeven in 6-9 mos. with $5 M deposits & $100 K fees
- Mature in 3 yrs with $23 M deposits & $500 K fees
- $1M pretax at maturity

Growth Through De Novo
Traditional Branch Metrics

- $1.5 - $2.5 M capital investment (land & building)
- Breakeven in less than 24 mos. with $35 M deposits & $200 K in fees
- Mature in 8 yrs with $60 M deposits & $650 K in fees
- $2-3 M pretax at maturity

CHARTER ONE® FINANCIAL INC

Growth Through De Novo

Average Fees/Branch

Opened	Traditional	In-store
6 Mos	$100 K	$100 K
36 Mos	$350 K	$500 K
8 Yrs	$600 K	???

In-Store Branches
Track Record

- Recognized as one of the best in-store operators in U.S.
- In-stores currently 11% of branch network
- Expansion plans lift to 26%
- Will be among 10 largest in-store franchises

CHARTER ONE® FINANCIAL INC

In-Store Branches
Track Record

- 50 branches, $1.1 B deposits
  - $22.7 M/branch; industry avg of $8.5 M
  - 66% core; 37% checking
- Consumer loans - $6 M/branch annually
  - industry avg is $1.5 M /branch
- Fee income/acct 38% higher than traditional branch

In-Store Branches
TOPS Markets Agreement

- Build - TOPS Markets agreement
  - announced 11/19/02
  - 61 in-stores by mid '03 - Cleveland area (20), West NY (41)
  - innovative product & marketing opportunities
  - breaks even in 6 mos

In-Store Branches
Profitability

- Average branch generates pretax $1 M/yr after 3 years

Spread	$ 750 K	($23 M deposits @ 3.25%)
Fees	500 K	
Expenses	(250) K	
	$1,000 K	

4 Branches = $.01 per share

CHARTER ONE FINANCIAL INC

Summary

- 10-yr + record of 11% orig. stated EPS growth
- Among best efficiency ratios in industry
- Low-risk credit profile
- Strong RETAIL consumer focus
- Obsessive sales culture
- De novo growth strategy fueling future revenue

Appendix

Loan / Credit Update

as of 12/31/02

Lending Profile - 12/31/02


1-4 Family 33%
Retail Consumer 21%
Closed-end 1st 8%
HELOC/2nd 11%
Other 2%
Consumer Finance 4%
Auto 21%
Commercial Mtg 8%
Corp Bank 5%
Lease 8%
Non 1-4 67%

CHARTER ONE® FINANCIAL INC

Lending Profile - 12/31/02

- Seven major lending areas

One-to-four	$8.7 B	**Consumer $20.8 B (78%)**
Retail consumer	5.5 B	
Consumer finance (A-/B+ equity)	1.0 B	
Auto finance	5.6 B	
Comm'l mortgage	2.3 B	**Commercial $5.7 B (22%)**
Leasing	2.1 B	
Corp banking	1.3 B	
	$26.5 B	

1-4 Family Portfolio Snapshot - 12/31/02


33%

- $8.7 B portfolio, 6.2% yield
  - 71% fixed / 29% ARM
- Average loan size of $157,200
- Average LTV on 1st liens (UPB) - 61%
- Average current FICO 723
- 72% of portfolio in retail bank footprint
- NCO ratio - .05% 4Q02; (.01)% 3Q02; .03% 2Q02; .04% 1Q02; .03% 2001

Lending Profile - 12/31/02

Loan Servicing Portfolio

- Among top 25 largest U.S. servicers @ $27 B; $17 B serviced for others
- WAC - 6.75% 4Q02; 6.88% 3Q02; 6.96% 2Q02; 7.06% 1Q02; 7.22% 4Q01
- MSR conservative at $129 M, or .76% of serviced portfolio
  - includes $104 M valuation allowance
  - average servicing spread 35 bp
  - implies valuation of 2.17x servicing spread

CF vs. MBA 1-4 Delinquency Ratios
Total Delinquency Ratio (incl. F/C) By Qtr



Delinquency Ratios
3%
0%
97-4
98-1
98-4
99-1
99-2
99-3
99-4
00-3
00-4
01-1
01-2
01-3
01-4
02-1
02-2
02-3
CF
MBA (Mortgage Bankers Assoc)

Source: Mortgage Bankers Association of America ("MBA") National Delinquency Survey

CHARTER ONE® FINANCIAL INC

Retail Consumer Snapshot - 12/31/02


21%

- $5.5 B portfolio, 5.5% yield

	Balance	Yield
HELOCs	$2.8 B	4.5%
Closed-end 1sts	2.0 B	6.3%
Closed-end 2nds	.2 B	8.2%
Marine lending	.4 B	7.7%
Other	.1 B	5.4%
	$5.5 B	5.5%

Retail Consumer Credit Quality

Stats on Combined Portfolio - 12/31/02

- NCO ratio - .18% 4Q02; .15% 3Q02; .18% 2Q02; .15% 1Q02; .11% '01; .26% '00
- NPLs - $14 M (.25%)
- REO - $4.5 M, 61 units

Retail Consumer Portfolio Growth



($ in billions)
+19%
+47%
+32%
+22%
+9%*
+12%*
$5.0 B
$2.5 B
$.0 B
$1.6 B
$1.9 B
$2.8 B
$3.7 B
$4.5 B
$4.9 B
$5.5 B
1996
1997
1998
1999
2000
2001
2002
Other
2nds
HELOC
Closed-end 1sts

*Net of securitizations -$1.0 B in 2002; $1.4 B in 2001

Retail Consumer Snapshot - 12/31/02

Closed-End 1sts

- $2.0 B portfolio, 6.3% yield
- Average loan size $58,000
- Average LTV (UPB) 72%
- Average current FICO 736
- 99.7% in retail footprint
- NCO ratio - .05% 4Q02; .04% 3Q02; .16% 2Q02; .04% 1Q02

Retail Consumer Snapshot
Closed-End 1sts

- Additional gateway relationship product
- Refinance product sold through branches
  - securitizable first mortgage, COMC servicing
  - 10 to 15-yr fully amortizing term
  - origination cost $400
  - fixed-rate, prepayment penalty
  - customer info web access enabled

Retail Consumer Snapshot - 12/31/02

HELOCs

- $2.8 B portfolio, 4.5% yield
- Growth spurred by “Piggy-back” & PM2 product set
- Average loan committed since 1/1/00: $57,000, 734 FICO, & 77% LTV
  - FICO by product:

    85% & 90% LTV - 737
    100% LTV - 703
    125% LTV - 703

CHARTER ONE FINANCIAL INC

HELOC Portfolio - 12/31/02

LTV Product	O/S	Utilization	Avg Bal O/S
85%	$ 980 M	39%	$19 K
90%	1,399 M	37%	$19 K
100%	328 M	55%	$12 K
125%	44 M	85%	$24 K
	$2,751 M	39%	$18 K

HELOC Portfolio Growth


($ in billions)
$3.0 B
$1.5 B
$.0 B
+100%
+17%
+43%
+50%
+33%
+40%
$.3 B
$.6 B
$.7 B
$1.0 B
$1.5 B
$2.0 B
$2.8 B
1996
1997
1998
1999
2000
2001
2002

Consumer Finance
Strategic Objectives


4%

- Launched 3/97 as A-/B+ single-family lender targeting rejections out of Bank
- Revised strategy 4/02
  - FNMA D.U.1,2,3 originated through Bank and Mortgage Company channels
  - A-/B+ portfolio will run off over next few years
- Now targeting "Alt-A" production
  - non-conforming production since 4/02 - $139 M, 7.14% WAC, 728 FICO

Consumer Finance Snapshot - 12/31/02

- $985 M portfolio, 7.8% yield
  - 98% fixed / 2% ARM
  - 88% 1st liens / 12% 2nd liens
- Average loan:
  - 1st lien - $85.5 K, 312-mo term, 624 curr. FICO, LTV 82%
  - 2nd lien - $25.6 K, 202-mo term, 629 curr. FICO

CHARTER ONE® FINANCIAL INC

Consumer Finance Snapshot - 12/31/02

- 60% of portfolio in retail footprint
- NCO ratio - 2.28% 4Q02; 2.02% 3Q02; 1.61% 2Q02; 1.48% 1Q02; 1.03% '01; .59% '00
- NPLs - $38 M (3.94%)
- REO - $17.5 M, 318 units
- 69% originated w/prepayment penalties
- Recent production:

	4Q02	3Q02	2Q02	1Q02	2001
Avg FICO	711	702	655	622	615
Avg LTV	93%	92%	77%	76%	81%
WAC	6.89%	7.49%	8.56%	8.60%	8.89%

Consumer Finance Snapshot

Portfolio Growth



($ in millions)
$1,200
$800
$400
$0
$125
$250
$753
$989
$1,043
$985
1997
1998
1999
2000
2001
2002

Auto Finance

Strategic Objectives


21%

- RCSB started in 1984; CF acquired in 10/97
- Primarily indirect lending, minimal leasing
- 3,250 franchised dealers in 17 states
  - recent changes - exited FL & added ME, IL, NC, KY, & IN
  - planned expansion - MN, WI, MO, MI
- Short average life
- 30% CAGR since 1996

Auto Finance Snapshot - 12/31/02

- $5.6 B portfolio, 6.3% yield
- 425,000 loans
- Average balance $12,500
- 46-mo average remaining term; 19-mo weighted average life
- 57% new / 43% used

Auto Finance Snapshot - 12/31/02

- Yield driven by credit score
- NCO ratio - .91% in 4Q02 1.02% in 3Q02; .98% in 2Q02; 1.30% in 1Q02; .88% in 2001
- REO (repos on hand) - $4.2 M, 733 units (.17%)
- Proprietary scoring highly predictive
  - avg FICO on production - 749 4Q02; 746 3Q02; 739 2Q02; 737 1Q02; 733 4Q01; 731 3Q01; 724 2Q01; 719 1Q01

Auto Finance Portfolio


($ in billions)
$6.0 B
$3.0 B
$.0 B
$1.1 B
$1.7 B
$2.1 B
$2.5 B
$3.2 B
$4.4 B
$5.6 B
+55%
+24%
+19%
+28%
+38%
+27%
1996
1997
1998
1999
2000
2001
2002

Auto Finance Credit Profile
Production by FICO Score


1997
40%
60%
2002
11%
89%
>680
<680

CHARTER ONE®
FINANCIAL INC

Auto Finance Credit Profile

30+ Day Delinquencies



3%
2%
1%
0%
2.66%
2.81%
1.84%
1.93%
1.91%
.94%
12/97
12/98
12/99
12/00
12/01
12/02

Auto Finance Credit Profile

Repossessed Units as % of Total Loans



.50%
.30%
.10%
Illustrates post
9/11 build up
.32%
.31%
.24%
.32%
.41%
.31%
.18%
.19%
.17%
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02

Auto Finance Credit Profile

Average Auction Loss ($)


Post 9/11 Impact
$8,000
$7,000
$6,000
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

Auto Finance Credit Profile
Average Auction Loss (% of $ Financed)


Post 9/11
Impact
48%
43%
38%
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

Auto Finance Credit Profile

30 Mo. Loss Migration - 2Q Production 1995-2001



Cumulative charge-off rate
2.00%
1.00%
.00%
3
6
9
12
15
18
21
24
27
30
Months
2.47%
'96
'95
'97
'00
'99
'98
.88% - '01
1.34%

Auto Finance Net Charge-offs
% of Average Portfolio


2002
1.04%*
1.17%
1.18%
.94%
.80%
.88%
1%
0%
1Q 1.30%
2Q .98%*
3Q 1.02%
4Q .91%
1997
1998
1999
2000
2001
2002

*Excluding impact of NCO policy change in 2Q02

Commercial Mortgage

Strategic Objectives



8%

- Lending continuously since mid 1970s
- Historically very low charge-offs
- Originate in footprint
- Current originations - $639 M '02; $533 M '01
  - construction loans priced off LIBOR & prime rate
  - end loans priced & indexed off FHLB advances

Commercial Mortgage Snapshot - 12/31/02

- $2.3 B portfolio, 6.5% yield
  - 20% fixed / 80% ARM
  - $500 M construction; $1.8 B permanent loans
- Average loan size $1.1 M
  - 19 loans > $10 M, largest loan - $29 M
- 87% of portfolio in retail bank footprint
- NCO ratio - .02% 4Q02; (.03)% 3Q02; .02% 2Q02; .11% 1Q02; .05% '01; .04% '00
- NPLs (incl construction) - $15 M (.67%)
- REO - $6.3 M, 14 units

Commercial Mortgage Portfolio

($ in billions)



$3.0 B
$1.5 B
$.0 B
Reflects runoff of
non-strategic portfolios
$2.1 B
$1.9 B
$1.8 B
$2.0 B
$2.1 B
$2.7 B
$2.3 B
1996
1997
1998
1999
2000
2001
2002

CHARTER ONE® FINANCIAL INC

Commercial Mortgage Portfolio - 12/31/02

By State



Other
11%
CA
3%
IL
25%
OH
16%
NY
17%
MI
28%

Commercial Mortgage Portfolio - 12/31/02

By Property Type


Other
8%
Non-Res Construct
12%
Office/Medical/
Warehouse
18%
MultiFamily
42%
Retail
20%

Commercial Leasing

Strategic Objectives


8%

- 15th largest U.S. bank leasing company
- Big ticket leasing company formed in '88
  - became CF customer in '89
- CF acquired 1/95
- Seasoned management group still on board

Commercial Leasing Snapshot - 12/31/02

- $2.1 B leasing portfolio
- Offices in Cleveland, Cincinnati, Chicago, Boston, Charlotte, & Morristown
- 5.3% yield; 8.7% effective yield
- Avg relationship of $7.5 M
  - 39 over $20 M; largest is $84 M (AAA credit)
- Avg term of 65 months, range of terms of 1 to 25 years

CHARTER ONE® FINANCIAL INC

Commercial Leasing Snapshot - 12/31/02

- Fortune 1000 focus, with 60% of portfolio with lessees rated as investment grade
- NCO ratio - .03% in 2002; .38% in 2001; .00% in 2000
- NPLs - $6 M (.29%)
- Residual realization 106% in 2002; 122% in 2001; 123% since 1995

Commercial Leasing Portfolio


($ in billions)
$2.0 B
$1.5 B
$1.0 B
$.5 B
$.0 B
$.1 B
$.3 B
$.4 B
$.7 B
$1.0 B
$1.8 B
$2.0 B
$2.1 B
1995
1996
1997
1998
1999
2000
2001
2002

Commercial Leasing Snapshot - 12/31/02



Rail
17%
Marine
5%
Construction/Mining
6%
Materials Handling
7%
Communications
1%
Computers/Hi Tech
15%
Furniture/
Fixtures
2%
Other
1%
Over the Road
12%
Production
Manufacturing
15%
Aircraft
19%

Commercial Leasing Portfolio

Aircraft Leasing

- $405 M, with $282 M to domestic carriers
- Long-term leases - 21 different lessees
- 51 pieces of equipment, w/44 to domestic carriers
- Maturities extend out over 20 yrs
  - $19 M maturing in '03; $68 M maturing thru '07
- No direct exposure to USA, UAL or AA
- All contracts current as of 12/31/02

Commercial Leasing Portfolio

Aircraft Leased to Domestic Carriers

	#	$
Regional jets	29	$163 M
Boeing 737 & 757	6	74 M
Props	9	18 M
Ground equip/simulator	-	27 M
	44	$282 M

- $227 M five years old or less
- Equity position - $191 M; single investor/equip loans - $91 M
- $76 M supported by residual/credit guarantees

Corporate/Business Banking Snapshot
12/31/02


5%

- $1.3 B portfolio, 5.3% yield
- 3 segments
  - middle market - $680 M
  - small business - $508 M
  - asset-backed lending - $130 M
- Target middle market businesses $5-100 M revenue; business banking < $5 M revenue
- Recent growth is from business banking
- Minimal shared national credits

CHARTER ONE® FINANCIAL INC

Corporate/Business Banking Snapshot
12/31/02

- 16 exposures > $10 M; largest $66 M
- NCO ratio - 1.72% 4Q02; .94% 3Q02; .58% 2Q02; 1.26% 1Q02; .81% '01; 1.20% '00
- NPLs - $39 M (2.97%)
  - 11 exposures over $500 K ($30 M aggregate)
  - MI - $16.0 M; NY - $13.6 M; OH - $7.6 M; VT - $1.7 M

CHARTER ONE FINANCIAL INC

Corporate/Business Banking Snapshot

Geographic Split - 12/31/02


East NY
21%
OH
37%
West NY
18%
IL
3%
MI
11%
VT
10%

Corporate/Business Banking Snapshot

SIC Split - 12/31/02



Finance, Insurance, R/E 18%
Trade 17%
Construction 8%
Transportation 4%
Other 6%
Services 24%
Manufacturing 23%

Corporate/Business Banking Portfolio



($ in millions)
$1,500
$1,000
$500
$0
Growth coming from
Business Banking -
$508 M @ 12/31/02
$184
$183
$350
$457
$527
$677
$798
$1,043
$1,318
$680
$130
$508
1994
1995
1996
1997
1998
1999
2000
2001
9/30/02
Bus Banking
Asset-backed lending
Middle Market

CHARTER ONE® FINANCIAL INC

Overall Credit Profile

- Overall portfolio highly diversified in terms of geographic, industry and product concentration
- 78% of portfolio in consumer lending
  - 56% secured by owner-occupied single-family
- 22% of portfolio in commercial lending
  - 8% commercial real estate (4% multifamily)
  - 8% capital-equip leasing
  - 3% middle-market corporate
  - 3% small business/other
- Lending & credit functions staffed by seasoned commercial bank professionals

Overall Credit Profile

Collateral Summary as of 12/31/02



Owner Occupied
56%
Multifamily
4%
Comm'l
Real Estate
4%
Other Collateral
2%
Auto
21%
Corporate
Banking
5%
Capital
Equipment
8%

Overall Credit Profile
4Q02 Results

	4Q02	3Q02	2Q02
NCO/avg loans (ann)*	.38%	.35%	.36%
NPAs/assets	.44%	.47%	.44%
NPLs/loans	.55%	.58%	.54%
Allowance/loans	1.24%	1.13%	1.08%
Allowance/NPLs	229%	198%	201%
Allowance/NCOs	3.3 yrs	3.3 yrs	3.0 yrs

*2Q02 excludes $27.3 M resulting from NCO policy change

Net Charge-Offs to Average Loans



.75%
.50%
.25%
.00%
.27%
.36%
.36%
.39%
.36%
.40%
.60%
.67%
.11%
.19%
.17%
.14%
.17%
.21%
.27%
.37%
1995
1996
1997
1998
1999
2000
2001
2002*
Reg/Super Reg Banks
Charter One

* CF excludes $27 M from NCO policy change

Source: SNL DataSource

Restated for mergers

CHARTER ONE FINANCIAL INC

Big Picture Credit Risk

- Negligible unsecured lending
- Negligible auto leasing
- Negligible national shared/syndicated credits
- Indirect auto portfolio very high credit profile
- Manufacturing exposure very diversified
- Commercial real estate holding up very well
- No unsecured energy related assets